                         STYLING TECHNOLOGY CORPORATION
                             7400 EAST TIERRA BUENA
                           SCOTTSDALE, ARIZONA 85260


                                November 3, 1999

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

          RE:  STYLING TECHNOLOGY CORPORATION (THE "COMPANY")
               REGISTRATION STATEMENT ON FORM S-1
               FILE NO. 333-85165

Ladies and Gentlemen:

          Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, the Company hereby applies for an order granting the withdrawal of its Registration Statement on Form S-1 (File No. 333-85165), together with all exhibits. The Registration Statement was originally filed with the Commission on August 13, 1999.

          Pursuant to the Registration Statement, the Company proposed to register 4,600,000 shares of its Common Stock, $.0001 par value per share, for issuance to the public. The Company, upon consultation with the underwriters, has decided not to proceed with the offering at this time. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

         The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as soon as possible. If you have any questions, please do not hesitate to call the undersigned at
(480) 609-6000, or our counsel, Robert S. Kant, Esq., at (602) 263-2300.

                                        Sincerely,

                                        STYLING TECHNOLOGY CORPORATION



                                        By:  /s/ Richard R. Ross
                                             ----------------------------
                                             Richard R. Ross
                                        Its: Executive Vice President and
                                             Chief Financial Officer